UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

Carey Watermark Investors 2 Incorporated

(Name of Issuer)

Common Stock - Class A, par value $0.001 per share

Common Stock - Class T, par value $0.001 per share

(Title of Class of Securities)

14179D107

14179D206

(CUSIP Number)

April 13, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14179D107 and 14179D206
1.	Name of Reporting Person W. P. Carey Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Maryland
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,183,825
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,183,825
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,183,825
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.33%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 14179D107 and 14179D206
1.	Name of Reporting Person Carey REIT II, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Maryland
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 877,843
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 877,843
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 877,843
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.38%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14179D107 and 14179D206
1.	Name of Reporting Person Carey Lodging Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,821,372
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,821,372
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,372
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.98%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14179D107 and 14179D206
1.	Name of Reporting Person WPC Holdco LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Maryland
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,484,610
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,484,610
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,484,610
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.96%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).                       Name of Issuer

Carey Watermark Investors 2 Incorporated (the “Issuer”)

Item 1(b).                      Address of the Issuer’s Principal Executive Offices

150 North Riverside Plaza, Suite 4200, Chicago, Illinois 60606

Item 2(a).                      Names of Person Filing

This Statement is filed on behalf of the following person:

(1) W. P. Carey Inc., a Maryland corporation (“WPC”),

(2) Carey REIT II, Inc., a Maryland corporation (“Carey REIT”),

(3) Carey Lodging Advisors LLC, Delaware limited liability company (“Carey Lodging”), and

(4) WPC Holdco LLC, a Maryland limited liability company (“Holdco” and together with WPC, Carey REIT and Carey Lodging, the “Reporting Persons”).

The agreement made among the Reporting Persons relating to the joint filing of this Schedule 13G is attached hereto as Exhibit 99.1.

Item 2(b).                       Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Person is:

50 Rockefeller Plaza, New York, NY 10020.

Item 2(c).                        Citizenship

(1) WPC is a Maryland corporation,

(2) Carey REIT is a Maryland corporation,

(3) Carey Lodging is a Delaware limited liability company, and

(4) Holdco is a Maryland limited liability company.

Item 2(d).                       Title of Class of Securities

Common Stock - Class A, par value $0.001 per share

Common Stock - Class T, par value $0.001 per share

Item 2(e).                        CUSIP Number

14179D107 and 14179D206

Item 3.                                      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                      Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information represents beneficial ownership of common stock of the Issuer as of April 13, 2020, based upon 167,508,671 shares of Common Stock - Class A, par value $0.001 per share and 61,175,257 shares of Common Stock - Class T, par value $0.001 per share outstanding as of April 13, 2020.

Item 5.                                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                                      Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit 99.1.

Item 8.                                      Identification and Classification of Members of the Group

See Exhibit 99.1.

Item 9.                                      Notice of Dissolution of Group

Not applicable.

Item 10.                               Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 13, 2020

W. P. Carey Inc.

By:	/s/ Susan C. Hyde
Name:	Susan C. Hyde
Title:	Corporate Secretary

Carey REIT II, Inc.

By:	/s/ Susan C. Hyde
Name:	Susan C. Hyde
Title:	Corporate Secretary

Carey Lodging Advisors LLC By: Carey Asset Management, Corp., its sole member

By:	/s/ Susan C. Hyde
Name:	Susan C. Hyde
Title:	Corporate Secretary

WPC Holdco LLC By: W. P. Carey Inc., its sole member

By:	/s/ Susan C. Hyde
Name:	Susan C. Hyde
Title:	Corporate Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)